Filed by Johnson Controls, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Johnson Controls, Inc.
Commission File No.:  1-5097

The following infographic was distributed by Johnson Controls, Inc.

Creating a **GLOBAL INDUSTRIAL LEADER** uniquely positioned in **BUILDINGS** and **ENERGY** markets

Johnson Controls

Global **buildings** and **energy leader**

tyco

Global **fire** and **security leader**

#1 in controls
#1 in automotive batteries
#1 in fire & security

Expands
comprehensive buildings business portfolio

Enhances
customer services

Unites
innovation pipelines

Links complementary networks
for **global growth**

Targets
$650M+ in synergies

Alex Molinaroli
Chairman & CEO

George R. Oliver
President & COO

Johnson Controls shareholders own
56% + cash consideration

Tyco shareholders own
44%

$32B
in annual revenue

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an of-fer to subscribe for or buy or an in-vitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy State-ment/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Infor-mation regarding the persons who may, under the rules of the SEC, be deemed participants in the solicita-tion of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transac-tions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Infor-mation regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” with-in the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements re-garding Johnson Controls’ or the combined com-pany’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “ex-pect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to iden-tify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such for-ward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s abil-ity to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other condi-tions to the transaction on a timely basis or at all, any delay or inability of the combined company to real-ize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, signifi-cant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the pro-posed transaction will harm Johnson Controls’ business, competitive responses to the proposed transac-tion and general economic and business conditions that affect the combined company following the trans-action. A detailed discussion of risks related to Johnson Controls’ business is included in the section enti-tled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended Septem-ber 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communica-tion are only made as of the date of this communication, unless oth-erwise specified, and, except as re-quired by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective part-ners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Com-mission and is acting as financial advisor to Johnson Controls and no one else in connection with the pro-posed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not re-gard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the pro-posed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURIS-DICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Com-panies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

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